Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Elephant Talk Communications, Inc.

We consent to the use in this post effective amendment to the Registration Statement (File No. 333-135971) of our reports dated March 31, 2010 and April 15, 2009, relating to the audits of Elephant Talk Communications, Inc., appearing in the Annual Report on Form 10-K of Elephant Talk Communications, Inc. for the year ended December 31, 2009.  Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

BDO USA, LLP

(Formerly known as BDO Seidman, LLP)
New York, New York

December 13, 2010

BDO USA, LLP, a New York limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.